14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

March 3, 2015

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	H. Roger Schwall, Assistant Director
Mark Wojciechowski

Re:	Gulfport Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013 (the “10-K”)
Filed February 28, 2014
Response letter dated February 10, 2015
File No. 0-19514

Dear Messrs. Schwall and Wojciechowski:

Set forth below are the responses of Gulfport Energy Corporation, a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 24, 2015 regarding the Form 10-K for the fiscal year ended December 31, 2013 filed February 28, 2014 (the “Form 10-K”) and our previous response letter dated February 10, 2015.

For your convenience, we have set forth below each Staff comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 42

Proved Undeveloped Reserves, page 45

1.	We understand from your response to prior comment one that you instituted additional procedures with respect to your reserve estimation process to provide your board of directors with more specific information about changes to previously adopted development plans. Expand the disclosure of the internal controls used in your reserves estimation effort to discuss your procedures relating to the adoption of development plans for all PUD volumes and locations, including the controls incorporated into the fiscal 2014 year-end process regarding changes to previously adopted development plans.

Response: In response to the Staff’s comment, the Company expanded its disclosure of internal control procedures applicable to the preparation of its reserve estimates to

United States Securities and Exchange Commission

March 3, 2015

include the information requested by the Staff. Such additional disclosure appears in Item 2—“Properties” under the headings “—Proved Oil and Natural Gas Reserves—Evaluation and Review of Reserves” and “—Proved Oil and Natural Gas Reserves —Proved Undeveloped Reserves” on pages 45 and 47, respectively, of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed by the Company with the Commission on February 27, 2015.

2.	You have advised us that ongoing efforts to re-optimize your development plans have resulted in adjustments, i.e., deferrals, removals and substitutions, relating to a material number of previously scheduled PUD reserve locations. Expand your disclosures to identify and discuss the effects of such adjustments where they result in material changes in previously disclosed proved reserves or standardized measure of future net cash flows. See FASB ASC paragraphs 932-235-50-5, 10, 35 and 36. Similarly, discuss the effects of such changes on PUD reserves in the business or property section of your filing to comply with Item 1203(b) and (c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company expanded its disclosure regarding the effects of adjustments to the previously adopted development plans on the Company’s PUD locations and previously disclosed proved reserves. Such additional disclosure appears in Item 2—“Properties” under the heading “—Proved Oil and Natural Gas Reserves —Proved Undeveloped Reserves” and in Note 19—“Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)” on page 47 and beginning on page F-44, respectively, of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed by the Company with the Commission on February 27, 2015.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4885 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Keri Crowell
Keri Crowell
Vice President and Controller

cc:	Seth R. Molay, P.C.